SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ALL RYANAIR WARSAW FLIGHTS RETURN TO
WARSAW MODLIN FROM 30 SEPTEMBER ONWARDS

SUMMER 2014 SCHEDULE: 2 NEW ROUTES TO ALICANTE & THESSALONIKI

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (11 Sep) confirmed it will transfer all of its Warsaw flights from Warsaw Chopin back to Warsaw Modlin Airport from Monday 30th Sep following completion of runway repairs at Modlin and the conclusion of a new 10 year commercial agreement with Warsaw Modlin Airport.

Ryanair also unveiled its summer 2014 schedule at Warsaw Modlin, which includes 2 new routes to Alicante and Thessaloniki and increased frequencies on 8 other routes, with a total of 28 routes on sale.
Since Ryanair launched its first flights at Warsaw in July 2012, it has grown to carry over 1.3m passengers p.a. to the Polish capital and has overtaken LOT to become Poland's No 1 airline.

Ryanair celebrated its return to Warsaw Modlin and its 2 new summer 2014 routes by releasing a 100,000 seat sale across its European network, with prices starting from 29zł/€6.99, for  travel in October and November, which are available for booking on www.ryanair.com until midnight Thursday (12 Sep).

In Warsaw, Ryanair's Michael Cawley said:
"Ryanair is pleased to return to Warsaw Modlin from 30th September in time to operate our full winter schedule. We have also released our Warsaw summer 2014 schedule, with 2 new routes to Alicante and Thessaloniki, increased frequencies on 8 other routes and a total of 28 routes to/from Warsaw Modlin Airport. Ryanair will carry over 1.3m passengers p.a. to/from Warsaw, with our passengers saving over 872m zl by switching to
      Ryanair's low fares.

      To celebrate our return to Warsaw Modlin on Monday 30th Sep and our 2 new summer 2014 routes, Ryanair is launching a seat sale with 100,000 seats on sale at prices starting from 29zł/€6.99 for travel across Europe in
      October and November, which are available for booking until midnight Thursday (12 Sep)."

WARSAW MODLIN SUMMER 2014 SCHEDULE
2 NEW ROUTES                                                                                                                                                                                                                                                   18 OTHER ROUTES (WEEKLY FREQ)

Alicante	4 flights p/w	Bari	2 flights
Thessaloniki	4 flights p/w	Bristol	3 flights
		Brussels	7 flights
8 INCREASED WEEKLY FREQ		Budapest	4 flights
Barcelona	8 flights (+2)	Chania	1 flights
Bologna	8 flights (+2)	Cork	3 flights
Liverpool	8 flights (+2)	Dublin	7 flights
London Stn	46 flights (+4)	Dusseldorf	4 flights
Milan	10 flights (+2)	East Midlands	3 flights
Oslo Ryg	14 flights (+4)	Eindhoven	4 flights
Paris	8 flights (+2)	Frankfurt	4 flights
Rome	14 flights (+2)	Glasgow	3 flights
		Manchester	3 flights
		Marseille	2 flights
		Palma	2 flights
		Pisa	2 flights
		Stockholm	7 flights
		Trapani	2 flights

RYANAIR CHEAPER THAN WIZZ

Travel Oct	Wizz Air (zl)	Ryanair (zl)	% Cheaper
Barcelona	199	129	35%
Brussels	99	49	50%
Eindhoven	159	69	57%
Glasgow	199	69	65%
Liverpool	249	69	72%
London	249	69	72%
Milan	249	69	72%
Oslo	34	29	15%
Paris	249	69	72%
Rome	199	89	55%
Stockholm	39	29	26%

For further information
please contact:
Robin Kiely	Joe Carmody
Ryanair Ltd	Edelman Ireland
Tel: +353-1-8121212	Tel: +353-1-6789 333
press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 September, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary